

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2013

<u>Via E-mail</u>
James H. Moore
Chief Financial Officer and Treasurer
Mines Management, Inc.
905 W. Riverside Avenue, Suite 311
Spokane, Washington 99201

      **Re: Mines Management, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2011
           Filed March 29, 2012
           File No. 001-32074**

Dear Mr. Moore:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Pamela Howell
                            for

                            John Reynolds
                            Assistant Director

cc: Deborah Friedman
       Davis, Graham and Stubbs LLP